UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 9)

                             ThermoLase Corporation

                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                   883624-10-8
                                 (CUSIP Number)

                             Seth H. Hoogasian, Esq.
                                 General Counsel
                                  (781)622-1000

                           Thermo Electron Corporation
                                 81 Wyman Street
                             Waltham, MA 02454-9046
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                             and Communications)

                                 May 24, 1999
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           (Date of Event which Requires Filing of this Statement)

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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check
the following box [     ].
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


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            1              NAME OF REPORTING PERSON
                           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                           Thermo Electron Corporation
                           IRS No. 04-2209186
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            2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                           GROUP*
                                                                       (a) [   ]
                                                                       (b) [ x ]
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            3              SEC USE ONLY
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            4              SOURCE OF FUNDS*


                           WC; OO
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            5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
                           IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [   ]
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---------------------------
            6              CITIZENSHIP OR PLACE OF ORGANIZATION


                           State of Delaware
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 NUMBER OF SHARES     7    SOLE VOTING POWER
   BENEFICIALLY
  OWNED BY EACH
 REPORTING PERSON          33,640,706
       WITH
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                      8    SHARED VOTING POWER


                           0
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                      9    SOLE DISPOSITIVE POWER


                           33,640,706
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                     10    SHARED DISPOSITIVE POWER


                           0
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


-------------------------------------------------------------------------------
            11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                           REPORTING PERSON

                           33,640,706
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            12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
                           EXCLUDES CERTAIN SHARES*                        [   ]
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            13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11


                           84.5%
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            14             TYPE OF REPORTING PERSON *

                           CO
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


      Thermo Electron Corporation hereby amends its statement on Schedule 13D relating to the shares (the "Shares") of common stock, par value $.01 per share, of ThermoLase Corporation (the "Issuer"), as set forth below.

Item 2.     Identity and Background

      The first paragraph of Item 2 is hereby amended and restated in its entirety as follows:

      This  Amendment  is  being  filed  by  Thermo  Electron  Corporation  (the
"Reporting Person"), pursuant to Rule 13d-2, to reflect a change in the information reported under Items 4 and 6 of this Schedule 13D. The Reporting Person holds the Shares of the Issuer that are the subject of this Amendment through one or more controlled subsidiaries. As of the date of this Amendment, 27,960,996 Shares were held by ThermoTrex Corporation ("TKN"), a majority-owned subsidiary of the Reporting Person.

Item 3.     Source and Amount of Funds or Other Consideration.

      Item 3 is hereby amended and restated in its entirety as follows:

     The Reporting Person has expended approximately $460,000 in purchasing Shares of the Issuer since the date of its last filing on Schedule 13D. These funds were paid out of the Reporting Person's working capital. Any funds necessary in connection with the proposed transaction described in Item 4 will be paid out of the Reporting Person's working capital. In addition, the Reporting Person may issue shares of its common stock in exchange for Shares pursuant to the transaction described in Item 4 below.

Item 4.     Purpose of Transaction

      Item 4 is hereby amended and restated in its entirety as follows:

      On May 24, 1999, the Issuer issued a press release in which it announced that the Reporting Person has proposed the merger of the Issuer into the Reporting Person. The Issuer would become a wholly owned subsidiary of the Reporting Person. Public shareholders of the Issuer would receive shares of the common stock, $1.00 par value per share, of the Reporting Person in exchange for their Shares. Certain conditions to the proposed transaction are set forth in
Item 6.

      Except as set forth in this Item 4 and Item 6, neither the Reporting Person nor, to the Reporting Person's knowledge, any of the executive officers or directors of the Reporting Person has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D, although the Reporting Person and such other persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5.     Interest in Securities of the Issuer.

      Items 5 (a) - (c) are hereby amended and restated in their entirety as follows:

      (a) The Shares beneficially owned by the Reporting Person include 5,679,710 Shares, or approximately 14.3% of the outstanding Shares, owned directly by the Reporting Person, and 27,960,996 Shares, or approximately 71.1% of the outstanding Shares, owned by TKN. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person beneficially own an aggregate of 342,555 Shares or approximately 0.9% of the outstanding Shares. To the knowledge of the Reporting Person, the Shares beneficially owned by all executive officers and directors of the Reporting Person include 322,508 Shares that such persons have the right to acquire within 60 days through the exercise of stock options. Ownership information for each executive officer and director of the Reporting Person is set forth below.

Name                                            Number of Shares(1)
----                                            -------------------
John M. Albertine                                         2,000
Samuel W. Bodman                                              0
Peter O. Crisp                                           22,508
Elias P. Gyftopoulos                                     62,400
George N. Hatsopoulos                                    31,125
John N. Hatsopoulos                                      42,329
Brian D. Holt                                             5,000
Frank Jungers                                             3,300
John T. Keiser                                                0
Paul F. Kelleher                                         83,300
Earl R. Lewis                                             5,000
Robert A. McCabe                                          3,976
Theo Melas-Kyriazi                                       51,617

Donald E. Noble                                           6,000
Robert W. O'Leary                                             0
Hutham S. Olayan                                          2,000
William A. Rainville                                     10,000
Arvin H. Smith                                           10,000
Richard F. Syron                                              0
Roger D. Wellington                                       2,000
All directors and current executive                     342,555
officers as a group (20 persons)

     (1) Shares reported as beneficially owned by Dr. Albertine, Mr. Crisp, Dr. Gyftopoulos, Dr. G. Hatsopoulos, Mr. J. Hatsopoulos, Mr. Holt, Mr. Jungers, Mr. Kelleher, Mr. Lewis, Mr. McCabe, Mr. Melas-Kyriazi, Mr. Noble, Ms. Olayan, Mr. Rainville, Mr. Smith, Mr. Wellington and all directors and executive officers as a group include 2,000, 22,508, 61,400, 28,800, 39,400, 5,000, 2,000, 77,000,
5,000, 2,000, 51,400,  2,000, 2,000,  10,000,  10,000, 2,000 and 322,508 Shares,
respectively, that such person or members of the group have the right to acquire within 60 days.

While certain directors and executive officers of the Reporting Person are also directors and officers of the Issuer, all such persons disclaim beneficial ownership of the Shares owned by the Reporting Person.

(b) The Reporting Person and the executive officers and directors of the Reporting Person have the sole power to vote and dispose of the Shares each such person owns, except as follows: Shares beneficially owned by Dr. George N. Hatsopoulos include 32 Shares held by his spouse. Mr. McCabe and Mr. Noble beneficially own 831 and 4,000 redemption rights, respectively, issued by the Issuer. Each of these rights permits the holder to sell one Share back to the Issuer at certain points in the future at a price of $20.25 per Share. Shares beneficially owned by Ms. Olayan do not include 10,000 Shares owned by Crescent Growth Fund, Ltd., which is indirectly controlled by Mr. Suliman S. Olayan, Ms. Olayan's father. Ms. Olayan disclaims beneficial ownership of the Shares owned by Crescent Growth Fund, Ltd.

(c) The Reporting Person has effected the following transactions with respect to the Shares in the past 60 days:

   Date                  Amount     Price Per            Transfer Type
                                    Share ($)
 04/06/99               20,000        2.75           Open Market Purchase
 04/07/99               35,000        2.75           Open Market Purchase
 04/15/99                2,000        2.75           Open Market Purchase
 04/16/99               50,000        2.75           Open Market Purchase
 04/16/99                2,000        2.75           Open Market Purchase
 04/19/99               50,000        2.75           Open Market Purchase
 04/19/99                1,000        2.75           Open Market Purchase
 04/20/99                1,000        2.75           Open Market Purchase
 04/21/99                1,000        2.75           Open Market Purchase
 04/22/99                1,000        2.75           Open Market Purchase
 04/23/99                1,000        2.75           Open Market Purchase




To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person have effected no transactions in the Shares in the past 60 days.

     Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

      The first two paragraphs of Item 6 are hereby amended and restated in their entirety as follows:

     As set forth in Item 4 hereof, the Issuer may be merged into the Reporting Person. The completion of this transaction is subject to numerous conditions, including the establishment of a price and exchange ratio, confirmation of anticipated tax consequences, approval by the board of directors of the Issuer (including its independent directors), negotiation and execution of a definitive merger agreement, completion of review by the Securities and Exchange Commission of certain required filings regarding the proposed transaction, and receipt of a fairness opinion from an investment banking firm.

      Of the 33,640,706 Shares beneficially owned by the Reporting Person, (i) 473,109 Shares are issuable to the Reporting Person if it elects to convert in full its convertible subordinated debentures of the Issuer and (ii) 183,575 Shares are subject to options to acquire such Shares granted by the Reporting Person pursuant to its director and employee stock option plans. The executive officers and directors of the Reporting Person have the right, pursuant to such options, to acquire 92,908 Shares. In addition, the following executive officers and directors of the Reporting Person have the right to acquire shares from the Issuer pursuant to the Issuer's director and employee stock option plans: Dr. Gyftopoulos has the right to acquire 61,400 Shares within 60 days; Dr. G.
Hatsopoulos has the right to acquire 28,800 Shares within 60 days; Mr. J. Hatsopoulos has the right to acquire 14,400 Shares within 60 days; Mr. Kelleher has the right to acquire 72,000 Shares within 60 days; and Mr. Melas-Kyriazi has the right to acquire 26,400 Shares within 60 days.

Signature

      After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.


Date: May 25, 1999                           THERMO ELECTRON CORPORATION


                                             By:  /s/ Theo Melas-Kyriazi
                                                  Theo Melas-Kyriazi
                                                  Vice President and Chief
                                                  Financial Officer

      Appendix A is hereby amended and restated in its entirety as follows:

                                   APPENDIX A

      The following individuals are executive officers or directors of Thermo Electron Corporation ("Thermo Electron"). Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer and director of Thermo Electron is 81 Wyman Street, Waltham, Massachusetts 02454-9046.

John M. Albertine:                           Director, Thermo Electron

     Dr. Albertine is Chairman of the Board and Chief Executive Officer of Albertine Enterprises, Inc., an economic and public policy consulting firm. His business address is Albertine Enterprises, Inc., 1156 15th Street N.W., Suite 505, Washington, DC 20005.

Samuel W. Bodman:                            Director, Thermo Electron

     Mr. Bodman is Chairman and Chief Executive Officer of Cabot Corporation, a manufacturer of specialty chemicals and materials. His business address is Cabot Corporation, 75 State Street, Boston, Massachusetts 02109.

Peter O. Crisp:                              Director, Thermo Electron

     Mr. Crisp was, until August 1997, a General Partner of Venrock Associates, a venture capital investment firm. He has been the vice chairman of Rockefeller Financial Services, Inc. since December 1997.

Elias P. Gyftopoulos:                        Director, Thermo Electron

     Dr. Gyftopoulos is Professor Emeritus of the Massachusetts Institute of Technology. His business address is Massachusetts Institute of Technology, Room 24-109, 77 Massachusetts Avenue, Cambridge, Massachusetts 02139.

Frank Jungers:                               Director, Thermo Electron

      Mr. Jungers is a consultant on business and energy matters. His business address is 822 NW Murray, Suite 242, Portland, Oregon 97229.

Robert A. McCabe:                            Director, Thermo Electron

     Mr.  McCabe is  Chairman  of Pilot  Capital  Corporation,  a firm  which is
engaged  in  private   investments.   His  business  address  is  Pilot  Capital
Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

Donald E. Noble:                             Director, Thermo Electron

      For more than 20 years, from 1959 to 1980, Mr. Noble served as the Chief Executive Officer of Rubbermaid, Incorporated, first with the title of President and then as Chairman of the Board. His business address is Rubbermaid Incorporated, 1147 Akron Road, Wooster, Ohio 44691.

Robert W. O'Leary:                           Director, Thermo Electron

     Mr. O'Leary is the President and Chairman of Premier, Inc., a strategic healthcare alliance. His business address is Premier, Inc., 12225 El Camino Real, San Diego, California 92130.

Hutham S. Olayan:                            Director, Thermo Electron

     Ms. Olayan is the President and a director of Olayan America Corporation, a firm engaged in private investments, including real estate, and advisory services. Her business address is Suite 1100, 505 Park Avenue, New York, New York 10022. Ms. Olayan is a citizen of Saudi Arabia.

Richard F. Syron:                            Director, Thermo Electron

     Dr. Syron has served as the Chairman and Chief Executive Officer of the American Stock Exchange since 1994. In March 1999, Dr. Syron was appointed President and Chief Executive Officer of Thermo Electron, effective June 1, 1999. His business address is 86 Trinity Place, New York, New York 10006.

Roger D. Wellington:                         Director, Thermo Electron

     Mr. Wellington is the President and Chief Executive Officer of Wellington Consultants, Inc. and of Wellington Associates, Inc., international business consulting firms.

George N. Hatsopoulos:                       Director, Chairman of the Board and
                                             Chief Executive Officer, Thermo
                                             Electron
John N. Hatsopoulos:                         Director and Vice Chairman of the
                                             Board, Thermo Electron
Theo Melas-Kyriazi:                          Vice President and Chief Financial
                                             Officer, Thermo Electron
Mr. Melas-Kyriazi is a citizen of Greece.

Arvin H. Smith:                              President, Thermo Electron
Earl R. Lewis:                               Chief Operating Officer,
                                             Measurement and Detection, Thermo
                                             Electron
William A. Rainville:                        Chief Operating Officer, Recycling
                                             and Resource Recovery, Thermo
                                             Electron
Paul F. Kelleher:                            Senior Vice President, Finance &
                                             Administration and Chief Accounting
                                             Officer, Thermo Electron
Brian D. Holt:                               Chief Operating Officer, Energy and
                                             Environment, Thermo Electron
John T. Keiser:                              Chief Operating Officer, Biomedical
                                             and Emerging Technologies, Thermo
                                             Electron